Exhibit 23.7

PINNACLE ENERGY SERVICES, L.L.C.

May 28, 2008

Re:	CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent oil and gas consultants, Pinnacle Energy Services, L.L.C. hereby consents to the use of our information from our reserve audits dated March 14, 2007 for Knight Energy Group, LLC and March 15, 2007 for Hawk Energy Fund I, LP with an as of date of December 31, 2006, based on Constant Prices and Costs in accordance with Securities and Exchange Commission Guidelines and included in the Schedule 14A of Westside Energy Corp. to be filed with the Securities and Exchange Commission on or about May 28, 2008, and any filings by Westside Energy Corp. into which the Schedule 14A is included by reference.

Pinnacle Energy Services, LLC

By:	/s/ John Paul Dick
John Paul Dick, PE
Petroleum Engineer